Exhibit 21

Significant Subsidiaries of Dorman Products, Inc.

Subsidiary	Jurisdiction
RB Distribution, Inc.	Pennsylvania
RB Management, Inc.	Pennsylvania
DPL Holding Corporation	Delaware
DPL Acquisition Corporation	Delaware
Dayton Parts, LLC	Delaware
Super ATV, LLC	Indiana